SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

CHINA INSURE HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

7th Floor, 11 Niu St.
Xicheng District, Beijing 100053 China
(718) 255 4700

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

EUROPA ACQUISITION III, INC.
100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517
(919) 933-2720
(FORMER NAME OR FORMER ADDRESS, IF CHANGED SINCE LAST REPORT)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

January 6, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Hua Zhang

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
100,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
100,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  100%

(14) TYPE OF REPORTING PERSON

  IN

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of CHINA INSURE HOLDINGS, INC., a Nevada corporation, with its principal place of business located at 7th Floor, 11 Niu St., Xicheng District, Beijing 100053 China.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Hua Zhang who is hereinafter sometimes referred to as the “Reporting Person.” Currently Hua Zhang is a principal shareholder of the Issuer. The Reporting Person is located at 7th Floor, 11 Niu St., Xicheng District, Beijing 100053 China. The phone number is (718) 255-4700.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 6, 2011, the Issuer entered into a stock purchase agreement (the “Purchase Agreements”) with the Reporting Person, pursuant to which the Reporting Person purchased 100,000 shares of the Issuer’s issued and outstanding common stock from Peter Reichard and Peter Coker.  The total of 100,000 shares represents 100% of the Issuer’s outstanding common stock. The Reporting Person paid a total of $50,000.00 to Peter Reichard and Peter Coker for their shares.

In connection with the change of control and pursuant to the Purchase Agreements, Peter Reichard resigned as the Issuer’s President, Chief Executive Officer, and Director effective immediately. Hua Zhang was appointed as the sole director, President, Chief Executive Officer, Chief Financial Officer and Secretary effective immediately.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer’s Common Stock resulted from the stock purchase transaction was undertaken by the Reporting Person to acquire the control of the Issuer.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	hedging transactions with regard to the Purchased Shares accept in compliance with the Securities Act

(b)	resale, distribution or fractionalization of the Purchased Shares;

(c)	other person having a direct or indirect beneficial interest in the Purchased Shares;

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 100,000 shares of the issued and outstanding common stock of the Issuer. Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

(b)	The Reporting Person holds sole voting and dispositive power over the common stock of the Issuer as issued to the Reporting Person.

(c)	Except as disclosed above, the Reporting Person has not effectuated any transaction in the common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

2.1	Stock Purchase Agreement furnished as Exhibit 10.1 to the Form 8-K filed on January 6, 2011, and is incorporated herewith by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2011
By:	/s/Hua Zhang
Hua Zhang

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